UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated July 9, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

RHODIA REACTS TO VOLUNTARY ADMINISTRATION

OF NYLSTAR

Paris, July 9, 2007 ----- The President of the Arras Commercial Court placed Nylstar France into voluntary administration* ("redressement judiciaire") on Friday July 6th, 2007.  This is a consequence of the cessation of payments by the Italian group Nylstar, following the failure of the banks, who took control of Nylstar a few months ago, to conclude successfully the refinancing.

Voluntary administration should enable the Arras production facility to remain operational. Whilst no longer being a shareholder of Nylstar, Rhodia remains a supplier and is determined to seek with the Judicial Administrator who has been appointed a solution by which deliveries can be maintained.

The Nylstar situation however requires that Rhodia increases its provision for doubtful debts by an exceptional charge for approximately €30m in its consolidated accounts for Q2. This exceptional charge will have neither a cash impact nor affect Rhodia's ability to meet its 2007 objectives.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

* French equivalent to American “Chapter 11” provisions

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer